HODGKINSON EQUITIES CORP.
LOAN AGREEMENT

TABLE OF CONTENTS

Page

LOAN AGREEMENT

THIS LOAN AGREEMENT is made effective as of March 12, 2015,

AMONG:

DEJOUR ENERGY INC. a corporation existing under laws of the Province of British Columbia (as "**Borrower**")

- and -

HODGKINSON EQUITIES CORP., a corporation existing under laws of the Province of British Columbia (as "**Lender**")

- and -

DEJOUR ENERGY (USA) CORP. a corporation existing under the laws of the State of Nevada ("**Guarantor**") as a guarantor

WHEREAS the Borrower has requested that the Lender provide it with a loan in the principal amount of Cdn. $2,000,000; and

WHEREAS the Lender wishes to provide such a loan to the Borrower subject to the terms and conditions of this Agreement, and for the purposes set forth herein.

NOW THEREFORE the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**Advances**" has the meaning set forth in Section 3.3;

"**Agreement**" means, collectively, this Loan Agreement, all Schedules attached hereto and any future amendments, variations or supplements thereto;

"**Assignee**" has the meaning set forth in Section 10.1;

"**Business Day**" means a day, excluding Saturday and Sunday and statutory holidays in the Provinces of British Columbia;

Borrower's Initial: HM

"**Cdn. $**" each means lawful money of Canada;

"**Curable Default**" has the meaning set forth in Section 8.1;

"**Event of Default**" means any of the events or circumstances specified in Section 8.1;

"**Financial Assistance**" means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person (including, without limitation, financial assistance by way of a share purchase, equity contribution, loan, Guarantee or credit support arrangement of any nature whatsoever) the purpose of which is to assist such Person with the repayment of indebtedness;

"**GAAP**" means, with respect to the Borrower or the Lender, generally accepted accounting principles which are in effect from time to time in Canada, including, if applicable, International Financial Reporting Standards;

"**Guarantee**" means any undertaking to assume, guarantee, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any Person including for greater certainty the guarantee to be provided by the Guarantor pursuant to this Agreement;

"**Indebtedness**" means, without duplication, with respect to any Person, (i) indebtedness for borrowed money including any unpaid interest thereon, (ii) obligations under letters of credit, Guarantees, legally binding comfort letters or indemnities issued in connection therewith, whether issued for the benefit of the Borrower, a Subsidiary or another or others, and (iii) all other contingent obligations incurred for the purpose of or having the effect of providing Financial Assistance to another entity, including without limitation, Guarantees and obligations to make advances or otherwise provide Financial Assistance to any other entity;

"**Indemnitees**" has the meaning set forth in Section 9.2;

"**Interest Rate**" means the a rate equal to the Prime Rate plus 5% per annum subject to increase on the occurrence of an Event of Default pursuant to Section 4.2 hereof;

"**Loan**" means the loan in the principal amount of Cdn. $2,000,000;

"**Loan Documents**" means (i) this Agreement, (ii) the Promissory Note, (iii) the Guarantee from the Guarantor, (iv) the general security agreement providing a first priority Security Interest over all present and after acquired personal and real property of the Guarantor, assignment and postponement agreement by the Borrower in favour of the Lender in respect of all indebtedness to the Borrower of the Guarantor, and (v) the deed of trust and security interest registered against the real property and leases and wells as described in Schedule "B" attached hereto;

"**Material Adverse Effect**" means a material adverse effect on: (i) the business, financial condition, operations, assets or properties of the Borrower; or (ii) the ability of the

Borrower to repay the Loan or any other amount outstanding hereunder; or (iii) the validity or enforceability of any term or provision of this Agreement, or any other of the Loan Documents;

"**Maturity Date**" means June 10, 2015;

"**Parties**" means the Lender, the Borrower and the Guarantor;

"**Permitted Encumbrances**" means any of the following:

(a) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(b) all liens and security interests granted to secured parties for the purpose of leasing or financing equipment in connection with the grant of a purchase money security interest not to exceed $100,000 in the aggregate on a consolidated basis for the Borrower and the Guarantor;

(c) the contingent liability of the Guarantor of not more than USD $3,000,000 pursuant to a pre-existing contract in respect of its drilling program as previously disclosed to the Lender;

(d) Security Interests in favour of the Lender;

(e) "Permitted Encumbrances" as set forth in the Security Agreements; and

(f) any claim or encumbrance from time to time disclosed by the Borrower or Guarantor to the Lender and listed in Schedule "A" attached hereto;

provided that nothing in this definition shall in and or itself cause the Loan and other amounts owing by the Borrower hereunder or any Security Interest granted to the Lender to be subordinated in priority to any Permitted Encumbrance;

"**Permitted Title Defects**" means, in respect of any particular asset of the Guarantor, the following defects in its title thereto:

(a) Permitted Encumbrances; and

(b) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held, or materially impair its saleability, or cause a disruption or reduction in the production or cash flow (if any) associated therewith;

"**Person**" means any individual or corporation, partnership, firm, trust, incorporated or unincorporated association, governmental authority, joint venture, limited liability company, association, trust, unlimited liability company, joint stock company or other entity of any kind;

"**Prime Rate**" means the rate of interest per annum established by Royal Bank of Canada from time to time at Vancouver, British Columbia as the reference rate it will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by such bank to such borrowers in Canada and designated by such bank as its "prime rate";

"**Property**" means all of the personal and real property of Guarantor including the real property and leases and wells as described in Schedule "B" attached hereto, and the defined terms for each Property listed therein shall apply throughout this Agreement;

"**Promissory Note**" means the promissory note granted or to be granted by the Borrower to the Lender in the form provided by the Lender;

"**Security Agreements**" mean any security agreements granted or to be granted by the Guarantor in favour of the Lender in the form provided by the Lender;

"**Security Interest**" means any assignment, mortgage, charge, pledge, lien, encumbrance, interest of a lessor, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation;

"**Specified Rate**" has the meaning set forth in Section 4.4;

"**Subsidiary**" means:

(a) a Person of which another Person alone or in conjunction with its other Subsidiaries owns an aggregate number of Voting Shares sufficient to enable the election of a majority of the directors (or other Persons performing similar functions) regardless of the manner in which other Voting Shares are voted; or

(b) a Person of which another Person alone or in conjunction with its other Subsidiaries has, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the directors (or other Persons performing similar functions) or otherwise exercise control over the management and policies of such Person;

and shall include any Person in like relation to a Subsidiary and further, unless otherwise specified, "**Subsidiary**" means a Subsidiary of any Borrower;

"**Tax**" means all present and future taxes, levies, imposts, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto; and

"**Voting Shares**" means capital stock of any class of any corporation or other securities of that corporation or other securities of any other Person which carries voting rights to elect the board of directors (or other Persons performing similar functions) under any circumstances.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder", "herewith" and similar expressions mean and refer to this Agreement.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided, the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, and "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including email and telecopier.

1.5 Generally Accepted Accounting Principles

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP consistently applied.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Vancouver, British Columbia.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

1.8 Schedules

The following Schedules are incorporated in and form a part of this Agreement:

Schedule "A" Permitted Encumbrances
Schedule "B" - Real Property and Wells

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower and the Guarantor, represent and warrant to the Lender on a joint and several basis, acknowledging that the Lender is relying on such representations and warranties in entering into this Agreement and advancing the Loan hereunder:

(a) **Formation, Organization and Power:** each of them is a corporation duly incorporated, continued, amalgamated or formed, as the case may be, and validly subsisting under the laws of the jurisdiction of its incorporation, formation amalgamation or continuance, as the case may be, is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary and has the full corporate or other power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(b) **Authority:** the execution, delivery and performance by the Borrower and the Guarantor of each of the Loan Documents to which it is a party have been, or will have been when executed and delivered, duly authorized by all necessary corporate action, are within its corporate or other power and capacity and, with respect to the Loan Documents executed on or before the date hereof, will not violate any provision of law or of its articles of incorporation or by-laws, as applicable, and will not result in the breach of or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of the Property pursuant to any indenture or other agreement or instrument to which it is a party or by which it or the Property may be bound or affected other than in favour of the Lender or pursuant to the Security Agreements; and the execution, delivery and performance by such Borrower or Guarantor of each of such Loan Documents executed on or before the date hereof to which it is a party does not require any license, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority;

(c) **Execution and Delivery of Loan Documents:** each Loan Document to which such Borrower or Guarantor is a party has been, or will be when executed and delivered, duly executed and delivered by such Borrower or Guarantor;

(d) **Enforceability:** each Loan Document to which such Borrower or Guarantor is a party is, or will be when executed and delivered, a legal, valid and binding obligation of such Borrower or Guarantor, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity (regardless of whether enforcement is sought in a proceeding in law or at equity) and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(e) **Events of Default:** no Event of Default has occurred which is continuing;

(f) **Title to Assets:** subject only to Permitted Title Defects, the Guarantor has good, valid and marketable title to all of the Property, and except for Permitted Encumbrances, the Property is not subject to any Security Interests;

(g) **Security Interests:** there are no Security Interests against the Guarantor other than Permitted Encumbrances; and

(h) **Real Property, Land and Well Interests:** Schedule "B" accurately describes all of the real property, land, mineral interests or wells in which Guarantor owns an interest that are part of the collateral under the Security Agreement.

ARTICLE 3
THE CREDIT FACILITY

3.1 Obligations of the Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, the Lender agrees to make the Loan available to the Borrower in accordance with the provisions of this Agreement.

3.2 Purpose

The proceeds of the Loan shall only be used by the Borrower for general corporate purposes and working capital expenses.

3.3 Advance

As soon as practicable after the Effective Date, and subject to fulfillment by the Borrower and the Guarantor of the conditions precedent in Section 6.1 and, if applicable Section 6.2, the Lender agrees to provide the Borrower with the Loan in advances (the "**Advances**", and each an "**Advance**") which shall not exceed, in the aggregate, the Loan. Subject to fulfillment by the Borrower and the Guarantor of the conditions precedent in Section 6.1 and, if applicable Section 6.2, the Lender shall make reasonable commercial efforts to have the first Advance available on or before March 12, 2015 and to have any subsequent Advance available within five Business Days after request by the Borrower.

3.4 Repayment of Borrowings

Subject to Section 4.2, the Indebtedness under the Loan will be repayable by the Borrower in full on the earlier of (i) within 10 Business Days after an Event of Default and (ii) the Maturity Date or such later date to which the term of the Loan may be extended pursuant to this Agreement. Provided that the Borrower is not in default under any of the Loan Documents

or this Agreement, the Borrower may pay or prepay the Indebtedness under the Loan in whole or in part at any time, and from time to time, prior to the Maturity Date without penalty or premium.

3.5 Evidence of Indebtedness

The Borrower shall issue to the Lender the Promissory Note as evidence of the Indebtedness of such Borrower to the Lender in connection with the Loan, and thereafter, absent manifest error, the books and records of the Lender shall be determinative as to the amount of the Indebtedness under the Loan.

ARTICLE 4
PAYMENT OF INTEREST AND FEES

4.1 Interest on the Loan

Interest shall accrue on the Indebtedness under the Loan at the Interest Rate starting on the date that the Lender has funded the applicable amount to the Borrower in respect of each Advance. Interest shall be payable monthly in arrears on the 10th day of each month. If any payment under this Agreement becomes due and payable on a day other than a Business Day, such payment date shall be extended to the next Business Day and the interest portion of such payment shall be calculated at the then applicable rate during such extension.

4.2 Interest on Overdue Amounts

Upon an Event of Default, including a default in the payment of interest, fees, principal or other amounts owing under this Agreement subject to applicable cure periods or any written waiver by the Lender, all Indebtedness under the Loan shall automatically and without notice or action on the part of Lender, accelerate and become immediately due and payable, provided that Lender may on giving written notice, forego such acceleration, in whole or in part, and for such amount of time as Lender may, in its sole discretion, determine, in which case the Interest Rate shall, as of the date of such Event of Default, immediately be increased by three and one half percent (3.5%) annually.

4.3 Maximum Rate Permitted by Law

Under no circumstances shall the Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by the Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral

hereto entered into in consequence or implementation hereof would, but for this Section 4.3, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "**adjusted rate**"); and, if the Lender has received a payment or partial payment which would, but for this Section 4.3, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

4.4 *Interest Act*

Solely for purposes of the *Interest Act* (Canada): (i) whenever the interest is to be computed or expressed at any rate (the "**Specified Rate**") on the basis of a year of less than 365 days or any other period of time less than a calendar year hereunder, the annual rate of interest to which each such Specified Rate is equal is such Specified Rate multiplied by a fraction, the numerator of which is the actual number of days in the relevant year and the denominator of which is 365 or such other period of time, respectively; (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder; and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields.

4.5 Waiver

To the extent permitted by law, any provision of the *Court Order Interest Act* (British Columbia) and the *Interest Act* (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

4.6 Set-Up Fee and Expenses

The Borrower shall be responsible for: (i) any reasonable out-of-pocket costs, including due diligence costs, incurred by the Lender; and (ii) legal costs of the Lender (on a full indemnity basis).

ARTICLE 5
PAYMENT

5.1 Time, Place and Currency of Payment

(a) Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid for value on the day such amount is due.

(b) All payments shall be made as directed by the Lender from time to time.

5.2 No Set-off

The Borrower shall make all payments to the Lender without set-off or counterclaim.

ARTICLE 6
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

6.1 Conditions Precedent To Initial Advance

The following conditions precedent shall have been satisfied as preconditions to the making of the first Advance under the Loan:

(a) as of the date of the first Advance, there shall exist no Event of Default;

(b) the representations and warranties contained in Article 2 shall be true and correct as of the first Advance;

(c) the Lender shall have received, in form and substance reasonably satisfactory to the Lender, the following:

  (i) a duly executed copy of all Loan Documents;

  (ii) consent of Canadian Western Bank in respect of the Loan and the Loan Documents;

  (iii) a certificate of compliance in respect of the Borrower issued under the applicable corporations act or other legislation to which Borrower is subject;

  (iv) an officer's certificate of the Borrower with respect to corporate matters and certifying as true and correct copies of its certificate and notice of articles incorporation and articles and all amendments thereto;

  (v) a certified copy of a resolution of the board of directors of the Borrower relating to its authority to execute, deliver and perform its obligations under the Loan Documents; and

  (vi) such other closing documents and documentation that the Lender may reasonably request, including any additional security requested by the Lender;

(d) the Guarantor shall have caused the Lender to be listed as a loss payee on the certificate of insurance for any insurance policies held by it, and the Guarantor will provide to the Lender copies of such certificates in form satisfactory to the Lender; and

(e) appropriate registrations with respect to the security to be granted by the Guarantor to the Lender pursuant to the Loan Documents, including any appropriate filings with respect to any mortgage, trust deed or similar instrument shall have been completed and filed as appropriate to preserve, perfect or protect the security in the collateral granted by the Guarantor to the Lender.

6.2 Conditions Precedent To Subsequent Advances

The following conditions precedent shall have been satisfied as preconditions to the making of any subsequent or secondary Advance under the Loan:

(a) as of the date of such Advance, there shall exist no Event of Default;

(b) the representations and warranties contained in Article 2 shall be true and correct as of the date of such Advance;

(c) the Borrower and the Guarantor shall have complied and shall be in compliance with all of their covenants under this Agreement; and

(d) the Lender shall be provided with such other closing documents and documentation that the Lender may reasonably request, including any additional security requested by the Lender.

6.3 Waiver of a Condition Precedent

The terms and conditions of Sections 6.1 and 6.2 are inserted for the sole benefit of the Lender and may be waived by the Lender in whole or in part with or without terms or conditions.

ARTICLE 7
COVENANTS OF THE BORROWER AND GUARANTOR

7.1 Covenants of the Borrower and Guarantor

During the term of this Agreement, the Borrower, and the Guarantor, as applicable, covenants with the Lender that:

(a) **Payment and Performance:** the Borrower shall duly and punctually pay all sums of money due hereunder;

(b) **Existence:** the Borrower and the Guarantor shall each maintain its corporate or other existence under the laws of the jurisdiction of formation and register and qualify and remain registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary;

(c) **Compliance With Laws and Regulations:** the Borrower and the Guarantor shall:

(i) comply in all material respects with all applicable laws, rules, regulations and orders of governmental authorities; and

(ii) observe and conform in all material respects to all valid requirements of any governmental or municipal authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held;

(d) **Notice of Defaults:** the Borrower and the Guarantor shall provide prompt notice to the Lender of the occurrence of any Event of Default;

(e) **Further Assurances:** the Borrower and the Guarantor shall, within ten (10) Business Days after notice thereof from the Lender, do, all such further acts and things, consent to all such further registrations against any of the Property, and execute and deliver all such further documents as shall be reasonably required by the Lender in order to maintain the Lender's priority as against other lenders and creditors, to ensure the terms and provisions of the Loan Documents are fully performed and carried out and to ensure that each material provision of each Loan Document is and continues to be a valid and binding obligation of the Borrower or the Guarantor enforceable against them in accordance with its terms; and

(f) **Negative Pledge:** except for Permitted Encumbrances, the Guarantor shall not create, incur, assume or suffer to exist any Security Interest, upon or with respect to the Property, whether now owned or hereafter acquired.

ARTICLE 8
EVENTS OF DEFAULT

8.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a) **Non-Payment:** non-payment of principal, interest, fees or any other amounts outstanding under this Agreement;

(b) **Voluntary Insolvency:** if the Borrower or any Guarantor shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii) be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;

(iii) make a general assignment for the benefit of creditors;

(iv) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) or make any filing, or be subject to any proceedings under the *Companies' Creditors Arrangement Act* (Canada), or any legislation similar or analogous to the foregoing;

(v) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(vi) take corporate action for the purpose of effecting any of the foregoing;

(c) **Involuntary Insolvency:** if any cause, proceeding or other action shall be instituted after the date hereof in any court of competent jurisdiction, against the Borrower or any Guarantor seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower or any Guarantor of all or any substantial part of its assets, or any other like relief in respect of it under any bankruptcy or insolvency law;

(d) **Invalid Loan Documents:** if any material provision of the Loan Documents or including without limitation the Promissory Note or any Guarantee, shall for any reason be invalid, unenforceable or no longer in effect;

(e) **Encumbrances:** if any of the Property shall be subject to any Security Interest other than a Permitted Encumbrance;

(f) **Representations and Warranties:** if any representation or warranty made or deemed to be made hereunder or in any other of the Loan Documents by the Borrower or Guarantor shall be false or inaccurate when made or deemed to be made hereunder or thereunder;

(g) **Breach of Covenants:** if the Borrower or any Guarantor fails to observe or perform any covenant or material provision of any Loan Document or any other agreement now or hereafter made by the Borrower or any Guarantor with the Lender;

(h) **Loss of Title:** if any Borrower ceases to have title to any of the Properties it currently owns; and

(i) **Material Adverse Effect:** if any Material Adverse Effect occurs.

With respect to any Event of Default described above which is capable of being cured and does not already provide for a cure procedure (a "**Curable Default**"), the occurrence of such Curable Default shall not constitute an Event of Default hereunder if such Curable Default is fully cured and/or corrected within 15 days.

8.2 Waiver of Default

Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Lender may be lawfully entitled for the same default or breach, and any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable law, each of the Borrower and the Guarantor hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Lender's rights or remedies under the Loan Documents.

8.3 Application of Payments Following Acceleration

Except as otherwise agreed to by the Lender in its sole discretion, any sum received by the Lender at any time after acceleration of the Loan pursuant to Section 4.2 or the occurrence of an Event of Default, pursuant to which the Lender has elected under Section 4.2 to forego acceleration and adjust the Interest Rate which the Lender is obliged to apply in or towards satisfaction of sums due from the Borrower hereunder shall be applied by the Lender in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) first, in or towards payment of any fees or expenses then due and payable to the Lender hereunder;

(b) second, in respect of amounts due and payable to the Lender as and by way of recoverable expenses hereunder;

(c) third, in respect of amounts due and payable to the Lender by way of interest pursuant to Section 4.1;

(d) fourth, in respect of any other amount not hereinbefore referred to in this Section 8.3 which are then due and payable by the Borrower hereunder; and

(e) fifth, in or towards repayment to the Lender of all other amounts then outstanding hereunder.

8.4 Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law; any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement therein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach, and any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement therein contained, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. The Lender may to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) the specific performance of any covenant or agreement contained in the Loan Documents;

(b) enjoining a violation of any of the terms of the Loan Documents;

(c) aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) obtaining and recovering judgment for any and all amounts due in respect of the Loan or amounts otherwise due hereunder or under the Loan Documents.

8.5 Set-Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Lender is authorized at any time after the occurrence of an Event of Default which has not theretofore been waived by the Lender and from time to time thereafter without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off and to appropriate and to apply any and all deposits (general and special) and any other indebtedness at any time held by or owing by the Lender to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower to the Lender under this Agreement, including without limitation, all claims of any nature or description arising out of this Agreement or the Loan Documents, irrespective of whether or not the Lender has made any demand under this Agreement and although these obligations, liabilities or claims of the Borrower or any of them are contingent or unmatured.

ARTICLE 9
EXPENSES AND INDEMNITIES

9.1 Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Lender by the Borrower under this Agreement shall be supplied

by the Borrower or Guarantor without cost to the Lender. In addition, the Borrower hereby agrees to pay promptly to the Lender on demand all reasonable legal fees and all other reasonable out-of-pocket expenses which are incurred from time to time by the Lender in respect of the documentation, preparation, negotiation and execution of the Loan Documents and all reasonable expenses which are incurred from time to time by the Lender in respect of the enforcement of this Agreement and any other Loan Documents.

9.2 General Indemnity

Each of the Borrower and Guarantor hereby covenant with the Lender that it shall at all times hereafter keep the Lender indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against the Lender, and all costs, losses, liabilities, damages and expenses (including all reasonable legal fees on a solicitor and his own client basis) incurred by the Lender, in any way relating to, arising out of, or incidental to the Lender entering into or being a party of any of the Loan Documents, or by reason of its exercising or performing any right, power or obligation under any of the Loan Documents or in connection with its interest in any Security Interest granted under the Loan Documents. This indemnity shall extend to the Lender and the officers, directors, employees, shareholders and assignees of the Lender and to the general partner of the Lender, and to its officers, directors, employees, shareholders and assignees (collectively the "**Indemnitees**") provided that this indemnity shall not apply to any matters caused by the gross negligence or willful misconduct of the Indemnitees. This indemnity shall survive the termination of this Agreement.

ARTICLE 10
SUCCESSORS AND ASSIGNS

10.1 Successors and Assigns

Neither the Borrower nor the Guarantor (other than as otherwise permitted hereunder) may assign its rights or obligations hereunder without the prior written consent of the Lender. The Lender may, at its sole cost and expense without the Borrower's or the Guarantor's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to any Person. Upon any assignment by the Lender to an assignee in accordance with the foregoing provisions of this Section 10.1 (an "**Assignee**"), the Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing obligations as it would have if it were such Lender hereunder.

ARTICLE 11
MISCELLANEOUS

11.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

11.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement shall survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

11.3 Failure to Act

No failure, omission or delay on the part of the Lender or the Borrower or the Guarantor in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

11.4 Independent Legal Advice

Each of the Parties acknowledges and agrees that Farris, Vaughan, Wills & Murphy LLP has acted as counsel only to the Borrower, that Beatty & Wozniak, P.C. has acted as counsel only to the Guarantor and that Farris, Vaughan, Wills & Murphy LLP and Beatty & Wozniak, P.C. are not protecting the rights and interests of any other Party. The Lender acknowledges and agrees that the Borrower, Farris, Vaughan, Wills & Murphy LLP, the Guarantor and Beatty & Wozniak, P.C. have given it the opportunity to seek, and have recommended that the Lender obtain, independent legal advice with respect to the subject matter of this Agreement, the other Loan Documents and the transactions contemplated thereby and, further, the Lender represents and warrants to the Borrower, Farris, Vaughan, Wills & Murphy LLP, the Guarantor and Beatty & Wozniak, P.C. that the Lender has sought independent legal advice or waives such advice.

11.5 Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in writing and then such amendment,

waiver, discharge or termination will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

11.6 Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions or by email) or, if telephonic, immediately confirmed in writing, and shall be given to or made upon the Parties at the address set forth below or at such other address as any Party shall designate for itself:

(a) if to the Lender:

c/o Hodgkinson Equities Corp.
#598 – 999 Canada Place
Vancouver, B.C. V6C 3E1

Attention: Robert Hodgkinson
Fax: (604) 638-5051
Email: rhodgkinson@dejour.com

(b) if to the Borrower or Guarantor:

c/o Dejour Energy Inc.
#598 – 999 Canada Place
Vancouver, B.C. V6C 3E1

Attention: David Matheson
Fax: (604) 638-5051
Email: dmatheson@dejour.com

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 5:00 p.m. (Pacific time), otherwise on the next Business Day, (ii) transmitted by facsimile on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address. Telephonic notice shall not be effective until confirmed in writing by one of the foregoing means.

11.7 Further Assurances

The Borrower and the Guarantor shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of the Loan Documents.

11.8 Governing Law

The Parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

11.9 Whole Agreement

This Agreement together with the other Loan Documents constitute the whole and entire agreement between the Parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

11.10 Term of Agreement

The term of this Agreement is until the payment in full of all the obligations of the Borrower incurred pursuant to this Agreement.

11.11 Time of Essence

Time shall be of the essence of this Agreement.

11.12 Counterpart Execution

This Agreement may be executed in any number of counterparts and by any of the Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date first above written.

HODGKINSON EQUITIES CORP.

Per: ______________________________

DEJOUR ENERGY INC.

Per: ______________________________

DEJOUR ENERGY (US) CORP.

Per: ______________________________

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date first above written.

HODGKINSON EQUITIES CORP.

Per: ______________________________

DEJOUR ENERGY INC.

Per: ______________________________

DEJOUR ENERGY (US) CORP.

Per: ______________________________

SCHEDULE "A"
to the Cdn. $2,000,000 Loan Agreement dated as of March 12, 2015

Permitted Encumbrances

1. None.

Borrower's Initial:
WSLegal\070982\00002\9220646v3

SCHEDULE "B"
to the Cdn. $2,000,000 Loan Agreement dated as of March 12, 2015

Real Property

Lessor	Original Lessee	Date	Lands
USA COC-66370	Retamco Operating Inc.	12/1/2002	Township 6 South, Range 91 West of the 6th P.M. Section 21: E½NE¼, SE¼SW¼, SW¼SE¼; Section 22: SW¼NW¼, W½SW¼, SE¼SW¼; Section 25: SW¼SW¼; Section 26: S½
USA COC-65531	Retamco Operating Inc.	12/1/2001	Township 6 South, Range 91 West of the 6th P.M. Section 13: W½SW¼; Section 14: S½; Section 15: NW¼NE¼, SW¼NE¼, NE¼NW¼, W½NW¼, SE¼NW¼, N½SW¼, SE¼; Section 23: NE¼, N½NW¼; Section 24: NE¼NE¼, W½NE¼, NW¼, N½SE¼; Section 25: SE¼SE¼

WELLS

Well Name	API Number	Section Location
Federal 14/15-1-21	05-045-22456	21
Federal 14/15-2-21	05-045-22458	21
Federal 14/15-3-21	05-045-22455	21
Federal 14/15-4-21	05-045-22459	21
Federal 14/15-5-21	05-045-22457	21
Federal 14/15-6-21	05-045-22454	21
Federal 14/15-7-21	05-045-22460	21
Federal 14/15-8-21	05-045-22451	21
Federal 6/7-13-21	05-045-21182	21
Federal 6/7-14-21	05-045-21180	21
Federal 6/7-15-21	05-045-21181	21
Federal 6/7-16-21	05-045-21183	21
PWD Federal 21-6-91	05-045-21277	21

Borrower's Initial: [initials]